AMENDMENT NO. 2 TO THE
                              MANAGEMENT AGREEMENT


Effective July 1, 2001, Section 5. of the Management Agreement dated as of October 1, 1997, between LIBERTY FUNDS TRUST VI with respect to LIBERTY SMALL-CAP VALUE Fund (Fund) and COLONIAL MANAGEMENT ASSOCIATES, INC. (Adviser) is hereby amended to read in its entirety as follows:

5. The Fund shall pay the Adviser monthly a fee at the annual rate of 0.80% of the first $1 billion of the average daily net assets of the Fund and 0.75% of such net assets in excess of $1 billion.

LIBERTY FUNDS TRUST VI on behalf of
LIBERTY SMALL-CAP VALUE Fund




By: /s/ WILLIAM J. BALLOU
    _____________________________
        Name:   William J. Ballou
        Title:  Secretary


COLONIAL MANAGEMENT ASSOCIATES, INC.




By:  /s/ WILLIAM J. BALLOU
    _____________________________
        Name:   William J. Ballou
        Title:  Senior Vice President